Exhibit 99.1

FORM 51-102F3 MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2 Date of Material Change

August 12, 2024

Item 3 News Release

The press release attached as Schedule “A” was released on August 13, 2024 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Ben Gagnon

Chief Executive Officer

Bitfarms Ltd.

Bgagnon@bitfarms.com

Item 9 Date of Report

August 13, 2024

Schedule “A”

Bitfarms Announces Board of Directors and Leadership Updates

-CEO Ben Gagnon Appointed to the Board; Lead Director Brian Howlett appointed Independent Chairman-

-Co-Founder and Chairman Nicolas Bonta to Step Down-

-Seasoned Operating Executive Liam Wilson to Join as Chief Operating Officer-

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 8, 2024, to its short form base shelf prospectus dated November 10, 2023.

Toronto, Ontario and Brossard, Québec (August 13, 2024) - Bitfarms Ltd. (Nasdaq/TSX: BITF), a global vertically integrated Bitcoin data center company, today announced updates to its Board of Directors and Executive Team.

Board of Directors

Ben Gagnon, Chief Executive Officer of Bitfarms, has been appointed to the Company’s Board of Directors (the “Board”), effective immediately.

“Ben knows Bitfarms incredibly well from his previous role as Chief Mining Officer, where he played an integral role in developing and implementing the Company’s aggressive growth plan,” said Edie Hofmeister, Chair of the Governance and Nominating Committee. “As CEO, Ben is a critical addition to the Board, and we are confident that he will continue to leverage his valuable skillset and significant insight in this new capacity. The Bitfarms Board is focused on ensuring the Company has the right team to oversee and implement the Company’s strategic plan to deliver value in the near- and long-term.”

“I am honored to take on this additional responsibility during such an exciting time for Bitfarms,” Gagnon said. “I look forward to building upon our momentum and am excited to be working alongside my fellow directors with the shared goal of executing the Company’s strategic vision and delivering diverse, meaningful growth and long-term shareholder value.”

The Company also announced today that the Board has appointed Lead Director Brian Howlett as its new independent Chairman. Nicolas Bonta, Founder and former Chairman, has decided to step down from the Board, also effective immediately.

“Nicolas played a critical role in the foundation and development of this Company,” said Howlett. “He laid the groundwork for our success as a bitcoin miner and spearheaded our international expansion, particularly in Latin America. I have been proud to work alongside him for the past four years and am grateful for the wisdom and guidance he has provided.”

Nicolas Bonta said, “Founding Bitfarms and overseeing the Company’s growth has been the highlight of my professional career. Now is the right time for me to step down and for Ben to join the Board. I am equally confident in Brian’s ability to lead the Board as we look ahead to the next phase of Bitfarms’ growth.”

The Board will continue to be comprised of five directors, four of whom will be independent.

Executive Team

The Company also announced today that Liam Wilson, an experienced executive with over two decades of leadership experience across multiple relevant industries, has been appointed Chief Operating Officer, effective August 26, 2024.

“Liam will play a critical role in developing and refining our operational procedures and systems with the goal of improving efficiencies,” said Gagnon. “We look forward to benefitting from his leadership and U.S. energy industry experience to enhance value for our shareholders. We continue to recruit for an SVP of Mining Operations and a VP of HPC/AI as we look to further bolster our bench and operating strength.”

“Bitfarms is known throughout the crypto space for its industry-leading mining economics and vertically integrated operations,” said Wilson. “Having worked with the team on a consulting basis for the past six months, I’ve been impressed by the executive team’s expertise, market leading site operations and best in class facilities throughout the U.S., Canada and Latin America. Under Ben’s leadership, Bitfarms is entering an exciting new period of growth, and I’m looking forward to being a part of it.”

About Liam Wilson

Mr. Wilson is a seasoned operating executive with more than 20 years of leadership experience. Mr. Wilson has transacted in excess of 900 MW of power across the U.S. including developing and operating facilities in Pennsylvania, Ohio, Georgia, Texas and Nebraska. He is an expert in the deregulated U.S. energy industry, having led the first large scale and market-leading Bitcoin mining demand response program in the deregulated PJM market. His previous senior executive experience includes roles as the Chief Operating Officer for publicly traded Mawson Infrastructure Group Inc., Group Operations Manager for publicly traded EVT Hospitality and Entertainment, and Group Operations Manager for The Whitehouse Group.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global Bitcoin data center company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 12 operating Bitcoin data centers and two under development situated in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding Management and Board of Directors appointments, projected growth, target hashrate, opportunities relating to the Company’s geographical diversification and expansion, upgrading and deployment of miners as well as the timing therefor, improved financial performance and balance sheet liquidity, other growth opportunities and prospects, and other statements regarding future growth, plans and objectives of the Company and the outcome of the strategic alternatives recommendations of the Special Committee of the independent directors of the Company, are forward-looking information. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the construction and operation of the Company’s facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the power purchase agreements and economics thereof may not be as advantageous as expected; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the potential adverse impact on the Company’s profitability; the ability to complete current and future financings; the impact of the Restatement on the price of the Company’s common shares, financial condition and results of operations; the risk that a material weakness in internal control over financial reporting could result in a misstatement of the Company’s financial position that may lead to a material misstatement of the annual or interim consolidated financial statements if not prevented or detected on a timely basis; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the MD&A for the year-ended December 31, 2023, filed on March 7, 2024 and the MD&A for the three and six months ended June 30, 2024 filed on August 8, 2024. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by the Company. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Investor Relations Contacts:

Bitfarms

Tracy Krumme

SVP, Head of IR & Corp. Comms.

+1 786-671-5638

tkrumme@bitfarms.com

Innisfree M&A Incorporated

Gabrielle Wolf / Scott Winter

+1 212-750-5833

Laurel Hill Advisory Group

1-877-452-7184

416-304-0211

assistance@laurelhill.com

Media Contacts:

U.S.: Joele Frank, Wilkinson Brimmer Katcher

Dan Katcher or Joseph Sala

+1 212-355-4449

Québec: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca